November 5, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, DC 20549

Re:	NovaDel Pharma Inc.
Registration Statement on Form S-1
Filed October 21, 2010
File No.: 333-170066 (the “Registration Statement”)

Dear Mr. Riedler:

On behalf of NovaDel Pharma Inc. (the “Company”), we are pleased to provide the following response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2010 (the “Comment Letter”) relating to the above-referenced Registration Statement.

For your convenience, the text of the Comment Letter has been reproduced herein with the Company’s response below the numbered comment. In addition, the Company has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, and a marked copy of Amendment No. 1 is included herewith for your reference.

Comment:

1.	Please amend your registration statement to disclose the following terms of your offer:
•	Total number of units to be sold in the offering;
•	Number of shares of common stock included in each unit;
•	Number of warrants included in each unit;
•	Number of shares of common stock underlying each warrant;
•	Expiration date of the warrants;
•	Identity of the placement agent; and
•	Placement agent fees.

Response:

The Company has filed Amendment No. 1 disclosing the total number of units to be sold in the offering, the number of shares of common stock included in each unit, the number of warrants included in each unit, the number of shares of common stock underlying each warrant and the expiration date of the warrants. Amendment No. 1 also discloses the identity of the placement agent and the placement agent fee.

November 5, 2010

In addition, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above responses will be acceptable to the Staff. Please do not hesitate to contact me at (609) 919-6633 should you have any questions regarding the foregoing. Thank you for your time and attention.

Very truly yours,

Emilio Ragosa

cc:	Steven B. Ratoff
Craig Johnson